October 6, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Gorsky

Re:	Zevra Therapeutics, Inc.

Registration Statement on Form S-4

Filed September 28, 2023

(Commission File No. 333-274758)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Zevra Therapeutics, Inc. (the “Company”) hereby requests that the Registration Statement referred to above be declared effective on Tuesday, October 10, 2023 at 4:30 p.m. E.T. or as soon thereafter as shall be practicable.

Very truly yours,

/s/ R. LaDuane Clifton, CPA

By:	R. LaDuane Clifton, CPA

Chief Financial Officer, Secretary and Treasurer

cc:	Robert J. Endicott

Bryan Cave Leighton Paisner LLP